UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
Date of Report: January 2023
Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.
(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02
Marina Bay Financial Centre
018981, Singapore
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Introductory Note

On December 30, 2022, Maxeon Americas, Inc., a subsidiary of Maxeon Solar Technologies, Ltd. (“Maxeon”), and Origis Energy Ltd (“Origis”) agreed to amend the Solar Module Supply Agreement (the “Origis Supply Agreement”) dated March 14, 2022 between Maxeon and Origis that governed the delivery of approximately 400MWdc of its Performance line solar panels to extend the delivery schedule for these solar panels to begin in the fourth quarter of 2023, with the final deliveries scheduled for the third quarter of 2024. Under this amendment to the Origis Supply Agreement (the “Amendment”), Maxeon has also agreed to sell an additional approximately 800MWdc of its Performance line solar panels (the “Additional Panels”) for use in Origis’ utility-scale projects located in the United States on the same general terms and conditions as the original Origis Supply Agreement, except the parties have agreed on indexed-based pricing for the Additional Panels as described below. Deliveries for the Additional Panels are scheduled to begin in the fourth quarter of 2024, with the final deliveries scheduled for the fourth quarter of 2025.

The Amendment contains an indexed pricing provision with respect to the Additional Panels that tracks five production commodities: polysilicon, aluminum, glass, transpacific container freight, and crude oil. Under this provision, the final price paid for the Additional Panels may be adjusted if actual commodities’ prices as published in the identified indices differ from agreed baseline values. Subject to an agreed allowance for any commodity price fluctuations, higher commodity pricing will require the final panel price to be adjusted higher; while lower commodity pricing will require a discount to the final panel price. In the event that adjustments to the final panel price result in an increase in or discount to the final panel price by greater than 15%, Maxeon or Origis, as the case may be, may have a right to elect to terminate the Origis Supply Agreement with respect to such Additional Panels for convenience without penalty or damages subject to certain terms and conditions.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

January 4, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer